

Acknowledgement Number: 5000000007122590

STATE OF MARYLAND
Department of Assessments and Taxation

I, Michael L. Higgs, Director of the State Department of Assessments and Taxation, hereby certify that the attached document, consisting of 1 pages, inscribed with the same Authentication Code, is a true copy of the public record of the

Articles of Organization

for

KESTENBAUM CAPITAL, LLC

(Department ID: **W23222920**)

I further certify that this document is a true copy generated from the online service with the State Department of Assessments and Taxation.

In witness whereof, I have hereunto subscribed my signature and affixed the seal of the State Department of Assessments and Taxation of Maryland at Baltimore on this September 01, 2022.

Michael L. Higgs
Director

301 West Preston Street, Baltimore, Maryland 21201
Telephone Baltimore Metro (410) 767-1344 / Outside Baltimore Metro (888) 246-5941
MRS (Maryland Relay Service) (800) 735-2258 TT/Voice

Online Certificate Authentication Code: WkyLIULQFUK64l1mWPftWQ
To verify the Authentication Code, visit http://dat.maryland.gov/verify

ARTICLES OF ORGANIZATION

The undersigned, with the intention of creating a Maryland Limited Liability Company files the following Articles of Organization:

(1) The name of the Limited Liability Company is:

Kestenbaum Capital, LLC (W23222920)

(2) The address of the Limited Liability Company in Maryland is:

11710 Old Georgetown Road, Apt 601, North Bethesda, MD, 20852

(3) In order to operate in Maryland, will the registering entity require a business or industry license that is issued by the state or any other local agency?

Uncertain

(4) The Resident Agent of the Limited Liability Company in Maryland is:

Roy Kestenbaum

whose address is:

11710 Old Georgetown Road, Apt 601, North Bethesda, MD, 20852

(5) Signature(s) of Authorized Person(s):

Roy Kestenbaum

(6) Signature(s) of Resident Agent(s):

Roy Kestenbaum

(7) Filing party's name and return address:

Roy Kestenbaum, 11710 Old Georgetown Road, Apt 601, North Bethesda, MD, 20852

I hereby consent to my designation in this document.

MARYLAND STATE DEPARTMENT OF ASSESSMENTS & TAXATION

CHANGING
Maryland
for the Better

301 WEST PRESTON STREET, BALTIMORE, MARYLAND 21201-2395

SDAT40.2

Authentication Number: WkyLIULQFUK64l1mWPftWQ

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